Form 10-K, Exhibit 13
period 1993-12-31
AMERICAN CAPITAL STRATEGIES LTD
filed 1998-03-30
CIK 817473

EXHIBIT 13

--------------------------------------------------------------------------------

Dear Shareholders

We would like to extend our warmest welcome to you as shareholders of American Capital Strategies. It has been a momentous year. You have entrusted us with $155 million of your capital and we want to convey our commitment and responsibility to executing our business plan and rewarding your trust.

We wish each of you could be with us to share the excitement in our organization. It is an excitement bred of seeing long-cherished goals achieved. It is an excitement fed by the strong reception our capital strategies have had from the entrepreneurs, managers and employees who provide the vitality to America's economic heartland. And it is an excitement shared both by the many seasoned professionals who have devoted a decade or more to the development of American Capital, and by the select group of extraordinary people we have had the privilege of hiring since last August.

With the capital you have entrusted to us, American Capital is providing senior debt, subordinated debt and equity to some of the most dynamic small and medium sized businesses in America. In the seven months since our IPO, we have executed our strategy by:

o Reviewing nearly $1 billion of financing opportunities,

o Investing and committing just under $70 million in senior debt, subordinated debt and equity to nine outstanding companies,

o  Funding three add-on acquisitions,

o  Capitalizing three buyouts, and

o Committing funds to and raising additional financing for a major employee buyout.

Over the past thirteen years, American Capital has arranged funding for more than $400 million of transactions, while becoming a national leader in structuring and funding employee and management buyouts. Over that time, we became acutely aware of a tremendous gap in the financial markets for sophisticated, flexible, long-term capital for the small and medium businesses who give the American economy its vibrancy and resilience.

We worked intimately with managers and employees who were tough, determined, creative and tested. Often they were in industries that were out of favor--manufacturers in the so-called rust belt or in our large inner cities, or which had a unionized workforce. Sometimes they were corporate stepchildren, declared "non-core" for the grand corporate strategy du jour, but with a core of managers and employees who knew they could be dynamic independent businesses. Sometimes they were small, solid, and ambitious, small fry seeking to eat larger fish. Always, they were under the radar screen of the great liquidity and capital machine we refer to as "Wall Street."

For twelve years, we solved financial problems for such companies. We invested in them and presented them to conventional capital markets. After financing them, we often became their partners, served on their boards, and saw them thrive. We became intimate with a gap in the capital markets so dramatic that it cried out to be filled. Our companies were dynamic. Their capital sources were moribund and often failed to provide adequate financing to fuel their growth. Regulations and industry consolidation make it uneconomical for banks to meet their needs. Pension funds and insurance companies are generally not sources of capital for this market due to the sophisticated structuring and uniqueness of each transaction coupled with an average investment size which is smaller than their appetite.

Venture capital firms, are frequently established as finite life organizations requiring quick exit strategies that do not mesh with the long-term plans of these businesses. Private equity funds tend to have an appetite for one specific tier of financing and cannot meet all of the needs of a small and medium sized business. Everywhere we turned, we saw structural problems and gaps in the availability of financing.

Our capital strategies fill the gaps and serve the needs of these dynamic companies. We approach our transactions with the mindset of a principal and underwrite it with a rigor unmatched in the industry because we believe in making strategic investments rather than simply churning capital. The companies we invest in work directly with our principals, who are talented individuals with exceptional achievements in finance and investment banking. As a result of this detailed diligence, we are willing to place long-term, patient capital, to take mezzanine or equity risks for appropriate returns, or to act quickly to finance an entire transaction--senior, subdebt, and equity--where speed and certainty are critical to closing.

Because of our ability to fill the gaps and our expertise in structuring transactions, many existing financial institutions and financial advisors see us as partners. Commercial banks, venture capital firms and private equity funds come to us for capital, advice and expertise. Our organization is excited because the business plan that we talked to you about at the time of the IPO is being executed and well received. We now have more than six months experience as a public company and are very pleased with our performance. We have quickly and very judiciously invested $55 million and are working to finalize a $15 million investment in the near future. Additionally, the pipeline of new investment opportunities continues to fill and we are confident in our ability to deliver outstanding results.

We have expanded our Bethesda, New York City and San Francisco offices and are planning to open additional offices and staff them with highly dedicated and experienced principals and associates. We strongly believe that the success of our business starts with our people and that we offer an exciting opportunity for everyone at American Capital.

In closing, we would like to thank all of the employee owners of American Capital whose energy and efforts have made this fine organization, our outstanding board of directors for their advice and counsel and of course we want to thank you, our shareholders, for the support and confidence you have in us.

Sincerely,

/s/ David Gladstone
-------------------
David Gladstone
Chairman of the Board

/s/ Malon Wilkus
----------------
Malon Wilkus
President

/s/ Adam Blumenthal
-------------------
Adam Blumenthal
Executive Vice President

--------------------------------------------------------------------------------

CORPORATE INFORMATION

CORPORATE HEADQUARTERS
----------------------
3 Bethesda Metro Center
Ste. 860
Bethesda, Maryland 20814
(301) 951-6122

STOCK EXCHANGE LISTING
----------------------
ria for quality typography have not changed with the application of computers and state of the art technology. Legibility, image clarity, consistent letter and word spacing, character design and of computers and state of the art technology. Legibility, image clarity, consistent letter and word spacing, character design and


TRANSFER AGENT AND REGISTRAR
----------------------------
judge typography. This copy is not intended to be read. It is merely a representation of what the text of this piece may look like set in this type size nology. Legibility, style. of computers and state of the art technology. Legibility, image clarity, consistent letter and word spacing, character design and

FINANCIAL PUBLICATIONS
----------------------
The criteria for quality typography have not changed with the application of computers and state of the art technology. Legibility,image clarity, consistent letter and word spacing, character design and consistent letter and word spacing, characterlayout remain the basic qualities by of computers and state of the art technology. Legibility, image clarity, consistent letter and word spacing, character design and


DIVIDEND REINVESTMENT AND
STOCK PURCHASE PLAN
-------------------
which we judge This copy is not intended to be read. It is merely a representation of what the text of this piece may look like consistent letter and onsistent letter and word spacing,set in this type size and style. The criteria for quality of computers and state of the art technology. Legibility, image clarity, consistent

INVESTOR INQUIRES
-----------------
raphy have not changed with the application of computers and state of the art technology. Legibility,image clarity, consistent letter and word spacing, character design and layout remain the basic qualities by which we judge typography.of computers and state of the art technology. Legibility, image clarity, consistent letter and word spacing, character design and


ADUITORS
--------
This copy is not intended to be read. It is merely a representation of what the text of this piece may look like set in this type size and sistent letter and word spacing, characterconsistent letter of computers and state of the art technology. Legibility, image clarity, consistent letter and word spacing, character design and


LEGAL COUNSEL
-------------
and word spacing, chtypography.
It is merely a representation

PRICE RANGE OF COMMON STOCK
AND DIVIDENDS
-------------
of what the text of this piece may look like set in this type size and style. The criteria for quality typography have not changed with the applicaof computers and state of the art technology. Legibility, image clarity, consistent letter and word spacing,

AMERICAN CAPITAL STRATEGIES, LTD.
--------------------------------------------------------------------------------
Corporate Profile

American Capital Strategies is a buyout and specialty finance company with capital resources exceeding $150 million. ACAS provides senior debt, subordinated debt and equity to companies in need of capital for employee or management buyouts, growth, acquisitions, liquidity and restructuring. ACAS invests $1 to $20 million in businesses that typically have sales in excess of $10 million. ACAS does not provide startup financing.

American Capital Strategies was founded in 1985 and completed its initial public offering in August 1997. Its shares are traded on the NASDAQ stock market under the symbol ACAS.

American Capital Strategies is headquartered in Bethesda, Maryland with offices in Boston, New York, Pittsburgh, San Francisco, and Savannah.

Companies interested in learning more about American Capital Strategies and its unique and flexible financing should visit the ACAS website at www.AmericanCapital.com.


               American Capital Strategies Selected Stock Prices

                  $25

                  $20

                  $15

                  $10

                   $5

                   $0

                           IPO   12/31/97  3/23/98
                                [Graph Omitted]

AMERICAN CAPITAL STRATEGIES, LTD.
--------------------------------------------------------------------------------
Selected Financial Data

The selected financial data should be read in conjunction with the Company's financial statements and notes thereto. As discussed in Notes 1 and 2, the Company completed an initial public offering of its common stock on August 29, 1997 and on October 1, 1997 began to operate so as to qualify to be taxed as a RIC. As a result of the changes, the financial results of the Company for periods prior to October 1, 1997 are not comparable to periods commencing October 1, 1997 and are not expected to be representative of the financial results of the Company in the future.

                                     Three Months   Nine Months
                                        Ended          Ended                    Year Ended December 31,
                                     December 31,   September 30,     -------------------------------------------
                                         1997           1997          1996        1995         1994          1993
                                         ----           ----          ----        ----         ----          ----
Total operating income ............  $  2,796,667   $  2,900,801   $2,746,422   $2,705,632   $2,498,231   $1,882,158
Total operating expenses ..........       551,061      2,651,029    2,861,697    2,927,709    2,605,758    1,659,172
                                     ------------   ------------   ----------   ----------   ----------   ----------
Operating income (loss)
  before equity in earnings of
  unconsolidated operating
  subsidiary .....................      2,245,606        249,772     (115,275)    (222,077)    (107,527)     222,986
Equity in earnings of
  unconsolidated operating
  subsidiary .....................         24,213             --           --           --           --           --
                                     ------------   ------------   ----------   ----------   ----------   ----------
Net operating income (loss) ......      2,269,819        249,772     (115,275)    (222,077)    (107,527)     222,986
Change in unrealized
  appreciation on investments ....        167,573      5,321,421      483,665      370,696      956,294      (61,660)
Realized gain (loss)
  on investments .................             --             --           --       66,148      (22,784)          --
                                     ------------   ------------   ----------   ----------   ----------   ----------
Income before income taxes .......      2,437,392      5,571,193      368,390      214,767      825,983      161,326
Provision for income taxes .......             --      2,128,610      159,251       57,381      421,664       (2,458)
                                     ------------   ------------   ----------   ----------   ----------   ----------
Net increase in shareholders'
  equity resulting from
  operations ....................       2,437,392      3,442,583      209,139      157,386      404,319      163,784
                                     ------------   ------------   ----------   ----------   ----------   ----------
Per share data:
  Cash dividends ................    $       0.21
  Net operating
    income         Basic ........    $       0.21
                   Diluted ......    $       0.20
  Net increase in shareholders'
    equity resulting from
    operations     Basic ........    $       0.22
                   Diluted ......    $       0.21

Total assets ....................     150,705,354    154,322,393    5,432,265    4,382,994    3,930,365    2,821,611
Total shareholders' equity ......     150,651,900    150,538,951    3,371,651    2,945,659    2,571,446    1,850,509


AMERICAN CAPITAL STRATEGIES, LTD.
--------------------------------------------------------------------------------
Management's Discussion and Analysis of Financial Condition and
Results of Operations

All statements contained herein that are not historical facts including, but not limited to, statements regarding anticipated activity are forward looking in nature and involve a number of risks and uncertainties. Actual results may differ materially. Among the factors that could cause actual results to differ materially are the following: changes in the economic conditions in which the Company operates negatively impacting the financial resources of the Company; certain of the Company's competitors with substantially greater financial resources than the Company reducing the number of suitable investment opportunities offered to the Company or reducing the yield necessary to consummate the investment; increased costs related to compliance with laws, including environmental laws; general business and economic conditions and other risk factors described in the Company's report filed from time to time with the Securities and Exchange Commission. The Company cautions readers not to place undue reliance on any such forward looking statements, which statements are made pursuant to the Private Securities Litigation Reform Act 1995 and, as such, speak only as of the date made.

The following analysis of the financial condition and results of operations of the Company should be read in conjunction with the Company's financial statements and the notes therein. As discussed in Notes 1 and 2, the Company completed an initial public offering (IPO) of its common stock on August 29, 1997 and on October 1, 1997 began to operate so as to qualify to be taxed as a regulated investment company (RIC). After the IPO, the Company changed its primary business plan and format from structuring and arranging financing for buyout transactions on a fee for services basis to being a lender to and investor in small and medium sized businesses. As a result of the changes, the Company's predominant source of operating income has changed from financial performance and advisory fees to interest and dividends earned from investing the Company's assets in debt and equity of businesses. Additionally, pursuant to RIC accounting requirements, effective October 1, 1997, the Company's accounting for its operating subsidiary, ACS Capital Investment Corp. (CIC), changed from a consolidated basis to the equity method. The financial results of the Company for the periods through September 30, 1997 are not comparable to periods commencing October 1, 1997 and are not expected to be representative of the financial results of the Company in the future. Accordingly, those periods are discussed separately.

Results of Operations

The Company's financial performance as reflected in its Statements of Operations is composed of four primary elements. The first element is "Net operating income
(loss)," which for periods prior to October 1, 1997 (Pre-RIC) is the difference between the Company's revenue earned from arranging commercial loans for small and medium sized businesses and other financial advisory work and its total operating expenses including ESOP contributions, depreciation and interest expense. For periods prior to October 1, 1997, ESOP contributions represented a significant component of total operating expenses. All required contributions to the Company's ESOP have been made by the Company, and further contributions will be made at the discretion of the Company's Board of Directors. Net operating income (loss) for periods commencing October 1, 1997 (Post-RIC) is primarily the interest and dividends earned from investing in debt and equity securities and the equity in earnings of unconsolidated operating subsidiary less the operating expenses of the Company. The second element is "Change in unrealized appreciation of investments," which is the net change in the fair value of the Company's portfolio assets at the end of the period compared with their fair values at the beginning of the period or their stated costs, as appropriate. The third element is "Realized gain on investments," which reflects the difference between the proceeds from a sale or maturity of a portfolio investment and the cost at which the investment was carried on the Company's balance sheet. The fourth element is "Provision for income taxes," which reflects a statutory tax rate applied to the Company's GAAP pretax income for pre-RICperiods. Actual taxes paid have historically been lower than the provision primarily due to the temporary difference of the unrealized appreciation of investments which has resulted in a deferred tax liability on the Company's balance sheet. For post-RIC periods, the Company intends to operate so as to qualify to be taxed as a RIC. As long as the Company qualifies as a RIC, it will be able to take a deduction against its otherwise taxable income for certain dividends it pays, allowing it to substantially reduce or eliminate its corporate-level tax liability. As a result, the provisions for income taxes for post-RIC periods are expected to be minimal.

As discussed above, as a RIC, the Company is required to account for investments in operating subsidiaries under the equity method, regardless of ownership interest. Accordingly, the Company's investment in CIC, which prior to RIC status was consolidated, is presented on the equity method effective October 1, 1997. Therefore, commencing on October 1, 1997, and consistent with the equity method of accounting, the portfolio companies owned by CIC are not reported separately by the Company.

AMERICAN CAPITAL STRATEGIES, LTD.
--------------------------------------------------------------------------------
Management's Discussion and Analysis of Financial Condition and
Results of Operations (Continued)

Three months ended December 31, 1997

Operating results for the three months ended December 31, 1997 (post-RIC) are summarized as follows:

                                                            Three Months Ended
                                                             December 31, 1997
                                                             -----------------
Operating income ...........................................     $2,796,667
Operating expenses .........................................        551,061
Equity in earnings of unconsolidated
  operating subsidiary .....................................         24,213
                                                                 ----------
Net operating income .......................................      2,269,819
Change in unrealized appreciation
  of investments ...........................................        167,573
                                                                 ----------
Net increase in shareholders' equity
  resulting from operations ................................     $2,437,392
                                                                 ==========

Total operating income consisted of approximately $700,000 in loan processing fees and $200,000 in interest on non- publicly traded securities and $1.9 million in interest on government agency securities and overnight repurchase agreements. The loan fees were earned as a result of closing three investments in private companies totaling $20.5 million during the period.

Operating expenses for the period consisted of $243,000 in salaries and benefits and $308,000 in general and administrative expenses.

Equity in earnings of unconsolidated operating subsidiary represents CIC's results including the portfolio companies. For the three months ended December 31, 1997, CIC's results included $414,000 of operating income, $987,000 of operating expenses, $605,000 of unrealized appreciation of investment and $8,000 in tax provisions.

The change in unrealized appreciation of investments as discussed in Note 2 to the financial statements is determined by the Company's Board of Directors. The change in unrealized appreciation of investments for the three month period is $167,000 which consists of an increase of $52,000 in the valuation of the government agency securities and an increase of $115,000 in the valuation of the investments in private companies.

Nine months ended September 30, 1997 compared to nine months ended September 30, 1996

                                                      Nine Months Ended
                                                        September 30,
                                                      1997             1996
                                                      ----             ----
Operating income ..........................       $ 2,900,801       $ 1,757,972
Operating expenses ........................         2,651,029         1,921,195
                                                  -----------       -----------
Net operating income (loss) ...............           249,772          (163,223)
Change in unrealized
  appreciation of investments .............         5,321,421           441,081
Provision for income taxes ................         2,128,610           109,223
                                                  -----------       -----------
Net increase in shareholders'
  equity resulting from
  operations ..............................       $ 3,442,583       $   168,635
                                                  ===========       ===========

Total operating income was $2.9 million for the nine months ended September 30, 1997, compared to $1.8 million for the nine months ended September 30, 1996, a 65.0% increase. Financial advisory fees were $1.1 million and $1.3 million for the nine months ended September 30, 1997 and 1996, respectively. The decline in financial advisory fees was attributable to a relative increase in management attention to engagements producing financial performance fees, and to the IPO. Financial performance fees were $798,000 and $241,000 for the nine months ended September 30, 1997 and 1996, respectively. The increase in financial performance fees was associated with the Company's successful completion of an engagement to advise the Allied Pilots Association on the structuring of an employee option plan at American Airlines. Other operating income was $428,000 and $265,000 for the nine months ended September 30, 1997 and 1996, respectively. The increase in other operating income was attributable to a higher level of expense reimbursement for the Company. Included in total operating revenue for the nine months ended September 30, 1997 was interest income earned on investment securities and overnight repurchase agreements of $553,000.

AMERICAN CAPITAL STRATEGIES, LTD.
--------------------------------------------------------------------------------
Management's Discussion and Analysis of Financial Condition and
Results of Operations (Continued)

Total operating expenses for the nine months ended September 30, 1997 and 1996 were $2.7 million and $1.9 million, respectively, an increase of 38.0%. Salaries and benefits for the nine months ended September 30, 1997 and 1996, were $1.2 million and $935,000, respectively, a 30.6% increase which was predominantly associated with increased levels of staffing. General and administrative expenses for the nine months ended September 30, 1997 and 1996, were $1.5 million and $772,000, respectively, a 96.1% increase primarily associated with the increased use of consultants by the Company. The increase in other expenses is attributable to a variety of expenses associated with potential transactions. For the nine months ended September 30, 1997 and 1996, interest expense was $60,000 and $21,000, respectively. The increase in interest expense relates to the Company's increased levels of working capital for the period in 1997 prior to the initial public offering.

During the nine months ended September 30, 1997, the Company changed its evaluation of collectibility of a receivable from Martino's Bakery, Inc. due to Martino's improved financial condition, restructuring of repayment terms, and subsequent payment history. Therefore, the Company recorded a reversal in its provision for doubtful accounts totaling $177,000. During the nine months ended September 30, 1996, the Company had accrued $164,000 as a provision for doubtful accounts related to two companies, one of which was Martino's Bakery, Inc.

For the nine months ended September 30, 1997 and 1996, the Company recorded net increases in unrealized appreciation of investments in its portfolio companies of $5.3 million and $441,000, respectively. Included in unrealized appreciation of investments during the first nine months of 1997 was $4.4 million associated with the acquisition of Biddeford Textile Company, formerly the blanket operation of the electric blanket manufacturing division of Sunbeam Products, Inc. Also included in unrealized appreciation of investments during the first nine months of 1997 was appreciation of $731,000 associated with the Company's investment in Mobile Tool International, Inc., appreciation of $356,000 associated with Four S Baking Company, Inc., and depreciation of $138,000 associated with Martino's Bakery, Inc.

The following table sets forth the components of unrealized appreciation of investments for the nine months ended September 30, 1997 and 1996:

                                                         Nine Months Ended
                                                            September 30,
                                                      1997               1996
                                                      ----               ----
Government Securities ......................      $   (26,720)               --
Erie Forge and Steel, Inc. .................      $        --          $152,930
Four S Baking Company, Inc. ................          355,675           (54,000)
Indiana Steel & Wire Corporation ...........               --             6,792
Martino's Bakery, Inc. .....................         (138,250)          143,459
Mobile Tool International, Inc. ............          731,111           191,900
Biddeford Textile Corporation ..............        4,399,605                --
                                                  -----------          --------
Change in Unrealized Appreciation
  of Investments ...........................      $ 5,321,421          $441,081
                                                  ===========          ========

The Company recorded provisions for income taxes for the nine months ended September 30, 1997 and 1996 of $2.1 million and $109,000, respectively. Unrealized appreciation (depreciation) of investments does not affect the actual tax paid by the Company. However, under GAAP, the Company provides for income taxes based on its GAAP pretax income, which includes unrealized appreciation (depreciation) of investments. Actual income taxes paid may differ substantially from the provision for income taxes. The Company accounted for this difference by recognition of the deferred tax liability shown on the balance sheet.

Years ended December 31, 1996 and 1995
                                                            Year Ended
                                                           December 31,
                                                      1996               1995
                                                      ----               ----
Operating income .............................      $2,746,422       $2,705,632
Operating expense excluding
  ESOP contribution ..........................       2,645,814        2,710,882
ESOP contribution ............................         215,883          216,827
                                                    ----------       ----------
Total operating expense ......................       2,861,697        2,927,709
                                                    ----------       ----------
Net operating loss before
  investment activity ........................        (115,275)        (222,077)
Change in unrealized appreciation
  of investments .............................         483,665          370,696
Realized gain on investments .................              --           66,148
Provision for income taxes ...................         159,251           57,381
                                                    ----------       ----------
Net increase in shareholders' equity
  resulting from operations ..................      $  209,139       $  157,386
                                                    ==========       ==========

AMERICAN CAPITAL STRATEGIES, LTD.
--------------------------------------------------------------------------------
Management's Discussion and Analysis of Financial Condition and
Results of Operations (Continued)

Operating income consists predominantly of financial advisory fees, which are hourly or periodic fees earned by the Company for providing advice and analysis to small and medium sized businesses, and financial performance fees, which are fees earned on a contingent basis for structuring, financing, or executing transactions. During 1996, financial advisory fees and financial performance fees constituted 86.9% of total revenue; during 1995, financial advisory fees and financial performance fees constituted 90.1% of total revenue. During each of the years ended December 31, 1996 and 1995, the Company earned operating income of $2.7 million. Other components of operating income consisted primarily of expense reimbursements.

Total operating expenses at the Company were $2.862 million in 1996, a 2.3% decrease from $2.928 million in 1995. Salaries and benefits, excluding ESOP contributions, were $1.5 million in 1995 and declined 28.1% to $1.1 million in 1996. The reduction in salaries and benefits is the result of an increased use of outside consultants in the Company's financial advisory work and the reduction in bonuses in 1996. General and administrative and other expenses increased 51% from $.9 million in 1995, to $1.3 million in 1996. The increased use of consultants was the primary reason for the increase in general and administrative expenses from 1995 to 1996.

The Company's interest expense was $33,000 in 1996 and $37,000 in 1995. Interest expense is primarily associated with credit facilities used by the Company to support its working capital requirements and, beginning in 1996, to finance a portion of its investments in small and medium sized businesses. The Company's total borrowings under these facilities were approximately $430,000 at December 31, 1996 and $161,000 at December 31, 1995. In addition, the Company had a note payable to its President in the amount of $74,000 at December 31, 1996 and $66,000 at December 31, 1995. During 1995 and 1996, the Company has paid interest on its debt obligations to unrelated parties at rates ranging from 1.5% above the lender's base rate of interest to 3% above such rate. The rate of interest on the Company's note payable to its President is 4% above the prime rate of interest.

The Company made ESOP contributions of $216,000 in 1996 and $217,000 in 1995. These contributions represent an allocation of the preferred stock held by the ESOP to the Company's employees which preferred stock was converted into common stock on a one for one basis on July 28, 1997. As a result, these contributions did not result in a cash outflow from the Company. These contributions were deductible for tax purposes and served to reduce the Company's tax obligations. At December 31, 1996, unearned ESOP shares totaled $117,000, and the Company's obligation to make further contributions to the ESOP was limited to that amount.

When an investment is sold, disposed of, or liquidated, the difference between the ultimate value realized on the investment and its cost is shown as a realized gain or loss on the investment. The Company realized a gain of $66,000 in 1995 on the sale of an investment in a portfolio company.

For the years ended December 31, 1996 and 1995, the Company recorded net increases in unrealized appreciation of investments of $484,000 and $371,000, respectively. Unrealized appreciation represents the periodic increases and decreases in the fair market value of the investments in the Company's portfolio. Fair market value is determined by the Board of Directors of the Company, taking into account recent independent third party valuations of these investments. The following chart sets forth the components of Change in unrealized appreciation of investments for the years ended December 31, 1996 and 1995:

                                                             Year Ended
                                                            December 31,
                                                        1996            1995
                                                        ----            ----

Erie Forge and Steel, Inc. ...................        $203,808        $(208,937)
Four S Baking Company, Inc. ..................         (81,000)         499,250
Indiana Steel & Wire Corporation .............           9,057           (5,719)
Martino's Bakery, Inc. .......................         156,500          (18,250)
Mobile Tool International, Inc. ..............         195,300          170,500
The C.M. Kemp Manufacturing
  Company(1) .................................              --          (66,148)
                                                      --------        ---------
Change in Unrealized Appreciation
  of Investments .............................        $483,665        $ 370,696
                                                      ========        =========
----------
(1) The Company's investment in the C.M. Kemp Manufacturing Company (Kemp) was sold in 1995 for a gain over the original cost of the investment. The Company had recorded unrealized appreciation in the amount of this gain prior to the sale and, thus, at the time of sale, Kemp was sold for the value at which it was then reflected on the Company's balance sheet. The Company then recorded depreciation of $66,000 in 1995 to reverse the unrealized appreciation and recognize the realized appreciation associated with the sale of Kemp.

AMERICAN CAPITAL STRATEGIES, LTD.
--------------------------------------------------------------------------------
Management's Discussion and Analysis of Financial Condition and
Results of Operations (Continued)

During 1996 and 1995, the Company was taxed as a C Corporation. Unrealized appreciation (depreciation) of investments does not affect the actual tax paid by the Company. However, under GAAP, the Company provides for income taxes based on its GAAP pretax income, which includes unrealized appreciation (depreciation) of investments. The Company accounted for this difference by recognition of deferred tax provisions of $159,000 in 1996 and $57,000 in 1995.

Financial Condition, Liquidity, and Capital Resources

The Company received proceeds of $143.6 million in connection with its IPO which was completed on August 29, 1997. At December 31, 1997, the Company had $8.9 million in cash and cash equivalents and $112.8 million in investments in Federal agency securities. As a RIC, the Company is required to distribute annually 90% or more of its net operating income and net realized short-term capital gains to shareholders. While the Company will provide shareholders with the option of reinvesting their distributions in the Company, the Company anticipates having to borrow to obtain liquidity after the proceeds of the IPO have been fully invested in the debt and equity of small and medium sized businesses. No assurance can be given that such liquidity will be obtainable, or obtainable at interest rates favorable to the Company.

Impact of The Year 2000

The "Year 2000 Issue" is the result of computer programs being written using two digits rather than four to define the applicable year. The Company's computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruption of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

The Company principally utilizes for its internal accounting and administrative requirements software written by third parties for sale to the public and not specifically written for the Company. Many of these software developers are reviewing and updating their programs to address the Year 2000 issue. The Company does not anticipate that it has significant exposure to the Year 2000 issue for its internal accounting and administrative software. The Company utilizes a commercial bank for loan processing and loan accounting. The Company will receive an assessment from the commercial bank of the potential for exposure and develop a plan to minimize or eliminate potential exposure in the loan processing and accounting area during 1998. The Company invests and will continue to invest in small and medium sized businesses. The Company will review the Year 2000 issue with the investee companies and make a determination of the potential impact. The Company currently cannot assess its exposure or the potential impact of the Year 2000 issue on its investees.

AMERICAN CAPITAL STRATEGIES, LTD.
--------------------------------------------------------------------------------
Balance Sheets

                                                                              December 31,     December 31,
                                                                                  1997              1996
                                                                                  ----              ----
Assets                                                                          (Note 2)
Investments at fair value (cost or initial value of $133,274,408 and
  $905,748, respectively) ..................................................  $133,415,261       $3,980,421
Cash and cash equivalents ..................................................     8,862,416          322,664
Investment in unconsolidated operating subsidiary ..........................     6,868,880               --
Due from unconsolidated operating subsidiary ...............................       861,028               --
Interest receivable ........................................................       643,687               --
Accounts receivable (net of allowance for doubtful accounts of
  $0 and $249,609, respectively) ...........................................            --          917,625
Income taxes receivable ....................................................            --           52,225
Property and equipment:
  Computer equipment .......................................................            --          154,182
  Office furniture and equipment ...........................................            --           96,827
  Less: accumulated depreciation ...........................................            --         (130,495)
                                                                              ------------       ----------
                                                                                        --          120,514
Other ......................................................................        54,082           38,816
                                                                              ------------       ----------
Total assets ...............................................................  $150,705,354       $5,432,265
                                                                              ============       ==========

Liabilities and Shareholders' Equity
Accounts payable and accrued liabilities ...................................  $     53,454       $  322,252
Due to related parties .....................................................            --           78,142
Deferred taxes .............................................................            --        1,230,536
Notes payable ..............................................................            --          429,684
                                                                              ------------       ----------
Total liabilities ..........................................................        53,454        2,060,614
Shareholders' equity:
  Undesignated preferred stock, $0.01 par value, 90,000 and 5,000,000 shares
    authorized, respectively, 0 issued and outstanding .....................            --               --
  Class A preferred stock, $50 par value, 0 and 10,000 shares authorized,
    respectively, and $0 and 6,857 issued and outstanding, respectively ....            --        1,419,399
  Unearned ESOP shares .....................................................            --         (116,668)
  Common stock, $.01 par value, 20,000,000 and 2,985,900 shares authorized,
    and 11,068,767 and 481,058 issued and outstanding, respectively ........       110,688            4,811
  Capital in excess of par value ...........................................   144,939,913           10,407
  Retained earnings ........................................................            --        2,053,702
  Undistributed net realized earnings ......................................       (54,624)              --
  Unrealized appreciation of investments ...................................     5,655,923               --
                                                                              ------------       ----------
Total shareholders' equity .................................................   150,651,900        3,371,651
                                                                              ------------       ----------
Total liabilities and shareholders' equity .................................  $150,705,354       $5,432,265
                                                                              ============       ==========

See accompanying notes.

AMERICAN CAPITAL STRATEGIES, LTD.
--------------------------------------------------------------------------------
Schedule of Investments
December 31, 1997

                                                             Effective
                                                           Interest Rate(1)     Industry            Cost         Fair Value
                                                           ----------------     --------            ----         ----------
Senior Debt--4.07%
Four S Baking Company ...................................        9.50%
                                                                11.00         Baking            $  1,825,477    $  1,825,477
BIW Connector Systems, LLC ..............................                     Manufacturing        3,890,000       3,890,000
                                                                                                ------------    ------------
Subtotal                                                                                           5,715,477       5,715,477

Subordinated Debt--7.88%
Four S Baking Company ...................................       20.00         Baking               1,491,797       1,491,797
BIW Connector Systems, LLC ..............................       15.40         Manufacturing        6,350,260       6,350,260
Westwinds Group Holdings, Inc. ..........................       17.20         Restaurant           3,205,662       3,205,662
                                                                                                ------------    ------------
Subtotal ................................................                                         11,047,719      11,047,719

Convertible Preferred Stock(3)--1.64%
Four S Baking Company 15% dividend convertible into
  51,390 shares of common stock or 10.89% of Co. ........                     Baking               2,302,500       2,302,500

Common Stock Warrants(2)(3)--1.13%
Four S Baking Company 15,390 shares 3.26% of Co. ........                     Baking                 461,700         577,125
BIW Connector Systems, LLC 8% of LLC ....................                     Manufacturing          652,000         652,000
Westwinds Group Holdings, Inc. 5% of Co. ................                     Restaurant             350,000         350,000
                                                                                                ------------    ------------
Subtotal ................................................                                          1,463,700       1,579,125

Subtotal--non-publicly traded securities--14.72% ........                                         20,529,396      20,644,821

Government Securities--80.39%
FHLB Discount Note due 2/4/98 ...........................                                         20,969,205      20,981,628
FHLB Discount Note due 3/6/98 ...........................                                         10,892,628      10,898,000
FHLB Discount Note due 4/1/98 ...........................                                          9,865,203       9,868,130
FNMA Discount Note due 4/24/98 ..........................                                          6,877,260       6,883,007
FFCB 5.90% due 6/2/98 ...................................                                         20,016,853      20,016,000
FHLB Discount Note due 6/8/98 ...........................                                         14,645,792      14,643,875
FHLB Discount Note due 8/20/98 ..........................                                         14,483,150      14,479,800
FNMA 5.71% due 9/9/98 ...................................                                         14,994,920      15,000,000
                                                                                                ------------    ------------
Total Investments .......................................                                         12,745,011     112,770,440

Investment in Unconsolidated Operating
  Subsidiary--4.90%
ACS Capital Investment Corporation(3)(2)--100% of Co. ...                     Banking                402,700       6,868,880
                                                                                                ------------    ------------
Totals ..................................................                                       $133,677,107    $140,284,141
                                                                                                ============    ============

Schedule of Investments
December 31, 1996
                                                             Industry                                Cost         Fair Value
                                                             --------                                ----         ----------
Common Stock(2)
Erie Forge and Steel, Inc.   120,773 Shares .............  Manufacturing                        $    500,000    $  2,736,418
Four S Baking Company         27,000 Shares .............  Baking                                     67,750         486,000
Indiana Steel & Wire
  Corporation                  7,547 Shares .............  Manufacturing                              42,914          58,869
Martino's Bakery, Inc.        50,000 Shares .............  Baking                                    120,750         259,000
Mobile Tool International,
  Inc.                         6,130 Shares .............  Manufacturing                              74,334         440,134
                                                                                                ------------    ------------
Totals ..................................................                                       $    905,748    $  3,980,421
                                                                                                ============    ============

----------
(1) Effective interest rate includes amortization of original issue discount if any
(2) Non-income producing
(3) Affiliate

See accompanying notes.

AMERICAN CAPITAL STRATEGIES, LTD.
--------------------------------------------------------------------------------
Statements of Operations

                                                          Three Months   Nine Months            Year Ended
                                                            Ended           Ended        --------------------------
                                                          December 31,   September 30,   December 31,  December 31,
                                                              1997           1997            1996          1995
Operating Income                                            (Note 2)
Financial advisory fees .................................          --      $1,122,357     $1,738,295     $1,148,752
Financial performance fees ..............................          --         797,600        649,030      1,288,797
Interest income .........................................  $2,122,876         553,267             --             --
Loan processing fees ....................................     653,568              --             --             --
Other ...................................................      20,223         427,577        359,097        268,083
                                                           ----------      ----------     ----------     ----------
Total operating income ..................................   2,796,667       2,900,801      2,746,422      2,705,632

Operating Expenses
Salaries and benefits ...................................     243,142       1,220,907      1,283,198      1,701,660
General, administrative and other .......................     307,919       1,514,122      1,282,195        851,314
Provision for (reversal of) doubtful accounts ...........          --       (177,198)       224,329         302,283
Interest ................................................          --          60,034         32,959         37,037
Depreciation and amortization ...........................          --          33,164         39,016         35,415
                                                           ----------      ----------     ----------     ----------
Total operating expenses ................................     551,061       2,651,029      2,861,697      2,927,709
                                                           ----------      ----------     ----------     ----------
Operating income (loss) before equity in earnings of
  unconsolidated operating subsidiary ...................   2,245,606         249,772       (115,275)      (222,077)
Equity in earnings of unconsolidated operating
  subsidiary ............................................      24,213              --             --             --
                                                           ----------      ----------     ----------     ----------
Net operating income (loss) .............................   2,269,819         249,772       (115,275)      (222,077)
Realized gain on investments ............................          --              --             --         66,148
Change in unrealized appreciation of investments ........     167,573       5,321,421        483,665        370,696
                                                           ----------      ----------     ----------     ----------
Income before income taxes ..............................   2,437,392       5,571,193        368,390        214,767
Provision for income taxes ..............................          --       2,128,610        159,251         57,381
                                                           ----------      ----------     ----------     ----------
Net increase in shareholders' equity resulting
  from operations .......................................  $2,437,392      $3,442,583     $  209,139     $  157,386
                                                           ==========      ==========     ==========     ==========

Net operating income per share            Basic .........  $     0.21
                                          Diluted .......  $     0.20

Net increase in shareholders' equity      Basic .........  $     0.22
  resulting from operations per share     Diluted .......  $     0.21

Weighted average shares of                Basic .........  11,068,767
  common stock outstanding                Diluted .......  11,405,385

See accompanying notes.

AMERICAN CAPITAL STRATEGIES, INC.
--------------------------------------------------------------------------------
Statements of Shareholders' Equity

                                                Unearned        Common Stock        Capital
                                   Preferred      ESOP       ------------------  in Excess of    Retained
                                     Stock       Shares      Shares      Amount    Par Value     Earnings
                                     -----       ------      ------      ------    ---------     --------
Balance at
  December 31, 1994 ...........   $ 1,419,399  $(549,378)     480,312  $  4,804  $      9,444  $ 1,687,177

  Net increase in share-
    holders' equity result-
    ing from operations .......            --         --           --        --            --      157,386
  ESOP shares earned ..........            --    216,827           --        --            --           --
                                  -----------  ---------    ---------   -------  ------------  -----------
Balance at
  December 31, 1995 ...........   $ 1,419,399  $(332,551)     480,312   $ 4,804  $      9,444  $ 1,844,563

  Net increase in share-
  holders' equity result-
  ing from operations .........            --         --           --        --            --      209,139
Options exercised .............            --         --          746         7           963           --
ESOP shares earned ............            --    215,883           --        --            --           --
                                  -----------  ---------    ---------   -------  ------------  -----------
Balance at
  December 31, 1996 ...........   $ 1,419,399  $(116,668)     481,058   $ 4,811  $     10,407  $ 2,053,702
                                  -----------  ---------    ---------   -------  ------------  -----------
  Net increase in share-
    holders' equity result-
    ing from operations .......            --         --           --        --            --    3,442,583
  Contribution of common
    stock to ESOP .............            --         --          529         5         7,930       (7,935)
  Conversion of preferred
    stock to common
    stock .....................    (1,419,399)        --      204,743     2,047     1,417,352           --
  Issuance of common
    stock .....................            --         --   10,382,437   103,825   143,504,224           --
  ESOP shares earned ..........            --    116,668           --        --            --           --
                                  -----------  ---------    ---------   -------  ------------  -----------
Balance at
  September 30, 1997 ..........   $        --  $      --   11,068,767  $110,688  $144,939,913  $ 5,488,350
                                  ===========  =========   ==========  ========  ============  ===========
  Effect of reorganization as
    a RIC (Note 2) ............            --         --        --        --            --      (5,488,350)
  Net increase in share-
    holders' equity result-
    ing from operations .......            --         --        --        --            --       2,437,392
  Distributions ...............            --         --        --        --            --      (2,324,443)
                                  -----------  ---------    ---------   -------  ------------  -----------
Balance at
  December 31, 1997 ...........   $        --  $      --   11,068,767  $110,688  $144,939,913  $ 5,601,299
                                  ===========  =========   ==========  ========  ============  ===========

                                   Undistributed     Unrealized          Total
                                    Net Realized    Appreciation     Shareholders'
                                      Earnings      of Investments      Equity
                                      --------      --------------      ------
Balance at
  December 31, 1994 ...........                                      $  2,571,446

  Net increase in share-
  holders' equity result-
  ing from operations .........                                           157,386
  ESOP shares earned ..........                                           216,827
                                    -----------       ----------     ------------
Balance at
  December 31, 1995 ...........                                      $  2,945,659
                                    -----------       ----------     ------------
  Net increase in share-
  holders' equity result-
  ing from operations .........                                           209,139
Options exercised .............                                               970
ESOP shares earned ............                                           215,883
                                    -----------       ----------     ------------
Balance at
  December 31, 1996 ...........                                      $  3,371,651
                                    -----------       ----------     ------------
  Net increase in share-
    holders' equity result-
    ing from operations .......                                         3,442,583
  Contribution of common
    stock to ESOP .............                                                --
  Conversion of preferred
    stock to common
    stock .....................                                                --
  Issuance of common
    stock .....................                                       143,608,049
  ESOP shares earned ..........                                           116,668
                                    -----------       ----------     ------------
Balance at
  September 30, 1997 ..........                                      $150,538,951
                                    ===========       ==========     ============
  Effect of reorganization as
    a RIC (Note 2) ............                                      $  5,488,350
  Net increase in share-
    holders' equity result-
    ing from operations .......     $ 2,269,819          167,573               --
  Distributions ...............      (2,324,443)              --               --
                                    -----------       ----------     ------------
Balance at
  December 31, 1997 ...........     $   (54,624)      $5,655,923     $150,651,900
                                    ===========       ==========     ============

See accompanying notes.

AMERICAN CAPITAL STRATEGIES, LTD.
--------------------------------------------------------------------------------
Statements of Cash Flows

                                                          Three Months     Nine Months                Year Ended
                                                              Ended           Ended          -----------------------------
                                                           December 31,    September 30,     December 31,     December 31,
                                                               1997             1997             1996              1995
                                                               ----             ----             ----              ----
Operating activities                                         (Note 2)
  Net increase in shareholders' equity resulting
    from operations ....................................     $ 2,437,392     $  3,442,583        $ 209,139        $ 157,386
    Adjustments to reconcile net increase in
      shareholders' equity resulting from
      operations to net cash provided by
      (used in) operating activities:
        Depreciation and amortization ..................              --           32,332           39,016           35,415
        Unrealized appreciation of investments .........        (167,537)      (5,321,421)        (483,665)        (370,696)
        Realized gain on investments ...................              --               --               --          (66,148)
        Net amortization of securities .................      (1,233,443)        (337,159)              --               --
        Amortization of deferred finance costs .........              --            3,357           11,088            7,332
        Provision for deferred income taxes ............              --        2,102,243          120,578          115,485
        Loss on disposal of property
          and equipment ................................              --               --              629               91
        ESOP contribution ..............................              --          116,668          215,883          216,827
        Increase in interest receivable ................        (206,946)        (122,074)              --               --
        Provision for doubtful accounts ................              --         (177,198)         224,329          302,283
        Increase in due from unconsolidated
          operating subsidiary .........................        (526,149)              --               --               --
        Increase in accounts receivable ................              --          486,198         (865,311)        (182,056)
        (Increase) decrease in income taxes receivable..              --           24,554          100,922          (32,822)
        Decrease (increase) in other assets ............          61,947         (112,483)           5,665           (3,554)
        Increase (decrease) in accounts payable and
          accrued liabilities ..........................        (328,195)         128,419          227,930           29,538
        Gain of unconsolidated operating subsidiary ....         (24,213)              --               --               --
                                                            ------------    -------------        ---------        ---------
Net cash provided by (used in) operating activities ....          12,856          266,019         (193,797)         209,081
Investing activities
  Proceeds from sale or maturity of investments ........      35,000,000           60,000               --           66,148
  Purchase of investments ..............................     (20,529,396)        (482,889)         (74,640)          (6,674)
  Purchase of securities ...............................     (16,592,667)    (129,896,447)              --               --
  Purchases of property and equipment,
    net of disposals ...................................              --          (28,415)         (39,669)         (20,304)
                                                            ------------    -------------        ---------        ---------
Net cash provided by (used in) investing activities ....      (2,122,063)    (130,347,751)        (114,309)          39,170
Financing activities
  Proceeds from notes payable ..........................              --          589,625          429,684               --
  Principal payments of notes payable ..................              --       (1,019,309)        (160,833)         (77,500)
  Increase in deferred finance costs ...................              --               --           (4,000)         (25,849)
  Increase (decrease) in due to related parties ........              --          (78,142)           5,920           10,893
  Issuance of common stock .............................              --      143,608,049               --               --
  Options exercised ....................................              --               --              970               --
  Distributions ........................................      (2,324,443)              --               --               --
                                                            ------------    -------------        ---------        ---------
Net cash provided by (used in) financing activities ....      (2,324,443)     143,100,223          271,741          (92,456)
                                                            ------------    -------------        ---------        ---------
Net increase (decrease) in cash and cash equivalents ...      (4,433,650)      13,018,491          (36,365)         155,795
Cash and cash equivalents at beginning of year .........      13,296,066          322,664          359,029          203,234
                                                            ------------    -------------        ---------        ---------
Cash and cash equivalents at end of year ...............    $  8,862,416    $  13,341,155        $ 322,664        $ 359,029
                                                            ============    =============        =========        =========

See accompanying notes.

AMERICAN CAPITAL STRATEGIES, LTD.
--------------------------------------------------------------------------------
Financial Highlights

                                                                         Three Months Ended
                                                                          December 31, 1997
                                                                          -----------------
Per Share Data(1)
Net asset value at beginning of the period                                       $ 13.60
Net operating income                                                                0.21
Net realized and unrealized gains on investments                                    0.01
                                                                            ------------
Net increase in shareholders' equity from operations                                0.22
Distribution of net investment income                                               0.21
                                                                            ------------
Net asset value at end of period                                                 $ 13.61
Per share market value at end of period                                         $ 18.125
Shares outstanding at end of period                                           11,068,767

Ratio/Supplemental Data
Net assets at end of period                                                 $150,651,900
Ratio of operating expenses to average net assets(2)                                1.46%
Ratio of net operating income to net assets(2)                                      6.03%

----------
(1) Basic per share data
(2) Amounts were annualized since the results are for a three-month period.

See accompanying notes.

AMERICAN CAPITAL STRATEGIES, LTD.
--------------------------------------------------------------------------------
Notes to Financial Statements

Note 1. Organization

American Capital Strategies, Ltd. (the Company) is a Delaware Corporation formed in 1986 to provide merchant banking services to and invest in small and medium sized businesses.

On August 29, 1997, the Company completed an initial public offering (IPO) of 10,382,437 shares of common stock, and elected to be treated as a Business Development Company under the Investment Company Act of 1940, as amended. On October 1, 1997, the Company began operations so as to qualify to be taxed as a regulated investment company (RIC) as defined in Subtitle A, Chapter 1, under Subchapter M of the Internal Revenue Code. As contemplated by these transactions, the Company materially changed its business plan and format from structuring and arranging financing for buyout transactions on a fee for services basis to primarily being a lender to and investor in small and medium sized companies. As a result of the changes, the Company is operating as a holding company whose predominant source of operating income has changed from financial performance and advisory fees to interest and dividends earned from investing the Company's assets in debt and equity of businesses. The Company's investment objectives are to achieve current income from the collection of interest and dividends, as well as long-term growth in its shareholders' equity through appreciation in value of the Company's equity interests. The Company also provides financial advisory services to businesses through ACS Capital Investment Corporation (CIC), a wholly-owned subsidiary. The Company is headquartered in Bethesda, Maryland, and has offices in New York, Boston, Pittsburgh, San Francisco, and Savannah.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared in accordance with generally accepted accounting principles and for periods commencing with the Company's election to be treated as a RIC, in accordance with Article 6 of Regulation S-X of the Code of Federal Regulations. For the nine months ended September 30, 1997 and the years ended December 31, 1996 and 1995 the financial statements are prepared on a consolidated basis with the accounts of the CIC, the Company's wholly owned subsidiary. All intercompany transactions and balances were eliminated. Effective October 1, 1997, pursuant to RIC accounting requirements, CIC was deconsolidated, and, as a result, for the three months ended December 31, 1997 the Company accounted for its investment in CIC under the equity method. In connection with this change, the Company contributed the following assets and liabilities to CIC:

Investment in Erie Forge and Steel .................................  $2,736,418
Other assets .......................................................  $  791,228
Other liabilities ..................................................  $   68,996
Deferred tax liability .............................................  $3,332,771

As a result of these changes, the Company's financial statements for periods through September 30, 1997 (pre-RIC periods) are not comparable with the financial statements for periods commencing after October 1, 1997 (post-RIC periods).

Valuation of Investments
Investments are carried at fair value, as determined by the Board of Directors.

Securities which are publicly traded are valued at the closing bid price on the valuation date.

Debt and equity securities which are not publicly traded, are valued at fair value as determined in good faith by the Board of Directors. In making such determination, the Board of Directors will value non-convertible debt securities at cost plus amortized original issue discount, if any, unless adverse factors lead to a determination of a lesser valuation. In valuing convertible debt, equity or other securities, the Board of Directors determines the fair value based on the collateral, the issuer's ability to make payments, the earnings of the issuer, sales to third parties of similar securities and other pertinent factors. Due to the uncertainty inherent in the valuation process, such estimates of fair value may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material.

Cash and Cash Equivalents
Cash and cash equivalents consist of demand, deposits and highly liquid investments with original maturities of three months or less. Cash and cash equivalents are carried at cost which approximates fair value.

Interest and Dividend Income Recognition
Interest income is recorded on the accrual basis to the extent that such amounts are expected to be collected. Original issue discount is amortized into interest income using the effective interest method. Dividend income is recognized on the ex-dividend date.

AMERICAN CAPITAL STRATEGIES, LTD.
--------------------------------------------------------------------------------

Financial Advisory and Performance Fee Recognition
Financial advisory fees represent amounts received for providing advice and analysis to small and medium sized businesses and are recognized as earned based on hours incurred. Financial performance fees represent amounts received for structuring, financing, and executing transactions and are generally payable only if the transaction closes and are recognized as earned when the transaction is completed. Financial advisory and performance fees are for services provided by CIC.

Loan Processing Fee Recognition
Loan processing fees are recorded as income on the closing date of the related loan.

Realized Gain or Loss and Unrealized Appreciation or Depreciation on Investments
Realized gain or loss is recorded at the disposition of an investment and is the difference between the net proceeds from the sale and the cost basis of the investment. Unrealized appreciation or depreciation reflects the difference between the Board of Directors' valuation of the investments and the cost basis of the investments.

Distributions to Shareholders
Distributions to shareholders are recorded on the ex-dividend date.

Federal Income Taxes
The Company operates so as to qualify to be taxed as a RIC under the Internal Revenue Code. Generally, a RIC is entitled to deduct dividends it pays to its shareholders from its income to determine "taxable income." The Company has distributed and currently intends to distribute sufficient dividends to eliminate taxable income. Therefore, the statement of operations contains no provision for income taxes for the three months ended December 31, 1997.

During the pre-RIC periods, the Company operated under Subchapter C of the Internal Revenue Code and calculated its tax provision pursuant to Statement of Financial Accounting Standards No. 109. Deferred income taxes were determined based on the differences between financial reporting and tax basis of assets and liabilities.

Use of Estimates in Preparation of
Financial Statements
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Property and Equipment
Property and equipment is carried at cost and is depreciated using the straight-line method over the estimated useful lives of the related assets ranging from five to seven years.

Management Fees
The Company is self-managed and therefore does not incur management fees payable to third parties.

Reclassifications
Certain previously reported amounts have been reclassified to conform with the current financial statement presentation.

Recent Accounting Pronouncements
In February, 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings Per Share," (SFAS 128). The Company adopted SFAS 128 for the three months ended December 31, 1997. The Company has not restated the earnings per share for prior periods since it is not meaningful due to the significant change in the Company's capital structure as a result of the IPO, and its change in operating activities to a RIC on October 1, 1997.

In June 1997, Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130) was issued and is effective for fiscal years beginning after December 15, 1997. SFAS 130 establishes standards for the reporting and display of comprehensive income and its components (revenues, expenses, gains, losses) in a full set of general purpose financial statements. SFAS 130 requires the disclosure of an amount that represents total comprehensive income and the components of comprehensive income in a financial statement. The adoption of SFAS 130 is not expected to have a material impact on the financial statements of the Company.

In June 1997, Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131) was issued and is effective for fiscal years beginning after December 15, 1997. SFAS 131 establishes standards for determining an entity's operating segments and the type and level of financial information to be disclosed in both annual and interim financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The adoption of SFAS 131 is not expected to have a material impact on the financial statements of the Company.

AMERICAN CAPITAL STRATEGIES, LTD.
--------------------------------------------------------------------------------
Notes to Financial Statements (Continued)

Note 3. Investments

Investments consists of securities issued by various agencies of the Federal government valued at $112,770,440 with maturities of less than one year from the date of purchase and securities issued by privately-held companies valued at $20,644,821. The securities issued by privately-held companies consists of senior loans, subordinated loans with equity warrants, convertible preferred stock and common stock. The loans have effective interest rates ranging from 9.5% to 20% and are payable in installments with final maturities from 5 to 7 years and are collateralized by assets of the borrower. The Company's investments in equity warrants and common stock are non-income producing. The net unrealized appreciation in investments for Federal income tax purposes is the same as for book purposes and none of the Company's investments are on non-accrual status.

Note 4. Investment in Unconsolidated
        Operating Subsidiary

As discussed in Note 2, CIC is an operating subsidiary of the Company and is accounted for under the equity method effective October 1, 1997. The investment in CIC is carried at fair value as determined by the Board of Directors.

Condensed financial information for CICat December 31, 1997 and for the three months then ended is as follows:

Assets
  Investments in portfolio companies,
    at fair value..................................   $10,360,904
  Other assets, net................................       990,926
                                                      -----------
    Total assets...................................   $11,351,830
                                                      ===========
Liabilities and Shareholder's Equity
  Deferred income taxes............................   $ 3,322,688
  Due to parent....................................       861,028
  Other liabilities................................       299,234
  Shareholder's Equity.............................     6,868,880
                                                      -----------
Total liabilities and shareholder's equity.........   $11,351,830
                                                      ===========
Total revenue......................................   $   532,496
Operating expense..................................     1,084,570
                                                      -----------
  Net operating loss...............................      (552,074)
Unrealized appreciation of investments.............       605,045
Other..............................................       (28,758)
                                                      -----------
Net income.........................................   $    24,213
                                                      ===========

Note 5. Stock Option Plan

The Company applies APB 25 and related interpretations in accounting for its stock-based compensation plan. In accordance with SFAS 123, "Accounting for Stock-Based Compensation," the Company elected to continue to apply the provisions of APB 25 and provide pro forma disclosure of the Company's net operating income and net increase in shareholders' equity resulting from operations calculated as if compensation costs were computed in accordance with SFAS 123. The Company is providing this information for the post-RICperiod as discussed in Notes 1 and 2 and from the time the 1997 Stock Option plan was established by the Company.

                                                Three months ended
                                                December 31, 1997
                                                -----------------

Net operating income                     as reported ......  $2,269,819
                                         pro forma ........  $2,029,525
Net increase in shareholders'
  equity resulting from operations       as reported ......  $2,437,392
                                         pro forma ........  $2,197,098

The effects of applying SFAS 123 for providing pro forma disclosures are not likely to be representative of the effects on reported net operating income and net increase in shareholders' equity resulting from operations for future years.

The Company estimated a fair value per option on the date of grant of $2.33 using a Black-Scholes option pricing model and the following assumptions; dividend yield 6.5%, risk free interest rate 6.5%, expected volatility factor
 .25, expected lives of the options of 7 years, and an annual forfeiture rate of 5%.

The Company established the 1997 Stock Option Plan (the 1997 Plan) which provides for the granting of options to purchase common stock at a price of not less than the fair market value of the common stock on the date of issuance to employees of the Company. There are 1,328,252 shares available to be granted under the 1997 Plan. Upon closing the IPO, the Company granted 1,302,703 fixed options at $15.00 per share, the market value at the date of grant. At December 31, 1997, all of the granted options were outstanding.

On November 6, 1997, the Board of Directors authorized the establishment of a stock option plan for the non- employee directors. The plan must receive shareholder approval at the annual meeting to be held on May 14, 1998 before it becomes effective. Upon shareholder approval, the Board of Directors has authorized the Company to issue 15,000 options to each of the six non-employee directors.

AMERICAN CAPITAL STRATEGIES, LTD.
--------------------------------------------------------------------------------
Notes to Financial Statements (Continued)

Note 6. Related Parties

ACS Partners I, L.P. was formed with a wholly owned subsidiary of the Company as sole general partner and several principals of the Company as limited partners to allow the principals the opportunity to co-invest in transactions with the Company. Pursuant to the terms of the partnership agreement of ACS Partners I, L.P. , the Company through its wholly owned subsidiary as sole general partner has all discretion over the purchase, sale, restructuring and disposition of the assets of ACS Partners I, L.P. As of December 31, 1997, principals of the Company had invested $260,000 in ACS Partners I, L.P.

As of December 31, 1996, the Company had a note payable to its president for approximately $74,000. The interest rate was based on prime plus 4%. The related interest expense for the nine months ended September 30, 1997 and the years ended December 31, 1996 and 1995 was approximately $6,000, $8,000 and $3,000, respectively. In August 1997, the Company repaid the note in full.

The Company and CIC have entered into an expense sharing agreement whereby CIC reimburses the Company for expenses paid by the Company on CIC's behalf.

Note 7. Notes Payable

At December 31, 1996, the Company had a line of credit with a term conversion provision with a finance company. During the first two years of the agreement, the Company had the ability to borrow up to $500,000 with interest payable monthly. The balance outstanding after the initial two-year period was repayable as a term loan in equal monthly installments of principal plus accrued interest over three years. The interest rate was the finance company's base rate plus 1.5%. This arrangement was secured by accounts receivable, furniture, fixtures, equipment, and 56,270 shares of common stock in Erie Forge and Steel, one of the Company's investments. At December 31, 1996, the outstanding balance was approximately $283,000, and the interest rate was 9.75%. In July 1997, the Company repaid the outstanding balance and closed the line of credit.

At December 31, 1996, the Company had a term loan commitment with a finance company in the amount $750,000 which was subject to a two-year draw down period ending in October 1997. The interest rate was the finance company's base rate plus 3%. This arrangement was secured by accounts receivable, furniture, fixtures, equipment, and the Company's investments in shares of common stock. At December 31, 1996, the outstanding balance was approximately $146,000, was due in 2001, and the interest rate was 11.25%. On May 30, 1997, certain terms of the above described loan were amended. The term loan commitment was increased from $750,000 to $1,000,000 and the draw down period was extended until May 1999. Interest only was assessed over a four year term from the date of the draw, and thereafter, monthly payments of principal and interest are payable until all outstanding amounts became fully due in May 2004. In August 1997, the Company repaid the outstanding balance of $636,000 and extinguished the note.

During the nine months ended September 30, 1997 and the years ended December 31, 1996 and 1995, the cash paid for interest was approximately $88,000, $43,000 and $36,000, respectively. The weighted average interest rates, including amortization of deferred finance costs, for the years nine months ended September 30, 1997 and the years ended December 31, 1996 and 1995 were 16.9%, 17.3% and 13.7%, respectively. There was no outstanding debt at December 31, 1997.

Note 8. Income Taxes

Significant components of the Company's deferred tax liabilities and assets were as follows:

                                                                    December 31,
                                                                        1996
                                                                        ----
Deferred tax liabilities:
  Investments .............................................           $1,303,911
  Depreciation ............................................               21,393
                                                                      ----------
                                                                       1,325,304
Deferred tax assets:
  Net operating loss carryforward .........................               63,085
  Alternative minimum tax .................................               25,509
  Other ...................................................                6,174
                                                                      ----------
                                                                          94,768
                                                                      ----------
  Net deferred tax liabilities ............................           $1,230,536
                                                                      ==========

The components of the income tax provision were as follows:

                                                                Year Ended
                                                               December 31,
                                                              1996       1995
                                                              ----       ----
Current provision (benefit) ............................    $ 38,673   $(58,104)
Deferred provision .....................................     120,578    115,485
                                                            --------   --------
                                                            $159,251   $ 57,381
                                                            ========   ========

AMERICAN CAPITAL STRATEGIES, LTD.
--------------------------------------------------------------------------------
Notes to Financial Statements (Continued)

The differences between taxes at the Federal statutory tax rate and the effective tax rate were as follows:

                                     Nine Months
                                        Ended                  Year Ended
                                       Sept. 30               December 31,
                                         1997             1996           1995
                                         ----             ----           ----
Statutory rate ................       $1,803,681        $125,253       $ 73,021
State taxes ...................          342,218          14,747          8,589
Change in valuation
  allowance ...................               --         (25,509)       (19,130)
Other .........................          (17,289)         44,760         (5,099)
                                      ----------        --------       --------
Effective rate ................       $2,128,610        $159,251       $ 57,381
                                      ==========        ========       ========


During the nine months ended September 30, 1997 and years ended December 31, 1996 and 1995, cash paid for income taxes was approximately $2,000, $1,000 and $45,000, respectively.

The aggregate gross and net unrealized appreciation over the cost for Federal income tax purposes was $7,413,705, $3,399,423 and $2,915,758 as of December 31, 1997, 1996 and 1995, respectively. The aggregate cost of securities for Federal income tax purposes were $132,870,434, $580,998 and $506,664 as of December 31, 1997, 1996 and 1995, respectively.

As discussed in Note 1, the Company has historically been taxed under subchapter C and is currently operating so as to qualify and intends to file as a subchapter M corporation for Federal income tax purposes. The tax consequences of converting a corporation from taxation under subchapter C to subchapter M are uncertain. The Company has requested a ruling from the IRS to clarify the consequences of the conversion. The Company expects to receive a favorable ruling but there are no assurances that it will receive a favorable ruling. If the Company does not receive a timely favorable ruling, it intends to treat the conversion as a deemed sale which will result in taxes of approximately $3.1 million and will result in the Company declaring an additional dividend of approximately $5.9 million.

Note 9. Lease Commitments

The Company has non-cancelable operating leases for office space and office equipment. The leases expire over the next seven years and contain provisions for certain annual rental escalations.

Rent expense for operating leases for three months ended December 31, 1997, the nine months ended September 30, 1997 and the years ended December 31, 1996 and 1995, was approximately $73,000, $97,000, $101,000 and $95,000, respectively.

Future minimum lease payments under non-cancelable operating leases at December 31, 1997 were as follows:

1998 ...............................................................  $  331,000
1999 ...............................................................     237,000
2000 ...............................................................     237,000
2001 ...............................................................     242,000
2002 and thereafter ................................................     604,000
                                                                      ----------
Total ..............................................................  $1,653,000
                                                                      ==========

Note 10. Employee Stock Ownership Plan

The Company maintains an ESOP, which includes all employees and is fully funded by the Company. Contributions are made at the Company's discretion up to $30,000 or 25% of annual compensation expense for each employee. Employees are not fully vested until completing five years of service.

The Company sponsors an employee stock ownership trust to act as the depository of employer contributions to the ESOP as well as to administer and manage the actual trust assets which are deposited into the ESOP.

Note 11. Capital Stock

In July, 1997, all unearned ESOP shares became earned and were distributed to the employees. Pursuant to the Company's Class A preferred stock declaration, the Class A preferred stock held by the ESOP was converted into common stock on a one share to one share basis. The Company also contributed an additional 529 shares of common stock to the ESOP.

In August 1997, the Company increased its authorized shares of unallocated preferred stock to 5,000,000 and increased its authorized shares of common stock to 20,000,000.

On August 27, 1997, the Company declared a stock split effective August 29, 1997, effected in the form of a stock dividend pursuant to which each outstanding share of common stock was effectively converted into 29.859 shares. Outstanding shares and per share amounts for all periods presented have been restated to reflect this stock split.

AMERICAN CAPITAL STRATEGIES, LTD.
--------------------------------------------------------------------------------
Notes to Financial Statements (Continued)

On August 29, the Company completed its IPO and sold 10,382,437 shares of its common stock at a price of $15.00 per share. Pursuant to the terms of the Company's agreement with the underwriter of the offering, the Company issued 442,751 common stock warrants (Warrants) to the underwriter. The Warrants have a term of five years from the date of issuance and may be exercised at a price of $15.00 per share.

The Company distributed $2,324,443 or $0.21 per share to its shareholders for the three months ended December 31, 1997. For Federal income tax purposes, the distribution was 100% from ordinary income.

Note 12. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share for the three months ended December 31, 1997. For all other periods, earnings per share is not presented since it is not considered meaningful due to the IPO and reorganization of the Company as a RIC.

                                                              Three Months Ended
                                                               December 31, 1997
                                                               -----------------

Numerator for basic and diluted
  net increase in shareholders' equity
  resulting from operations..............................         $ 2,437,392
Denominator for basic-weighted
  average shares.........................................          11,068,767
Employee stock options...................................             251,232
Warrants.................................................              85,386
                                                                  -----------
Dilutive potential common shares.........................             333,618
                                                                  -----------
Denominator for diluted..................................          11,405,385
                                                                  ===========
Basic earnings per share.................................         $      0.22
Diluted earnings per share...............................         $      0.21

--------------------------------------------------------------------------------
Report of Independent Auditors


Board of Directors
American Capital Strategies, Ltd.

We have audited the accompanying balance sheets of American Capital Strategies, Ltd., including the schedules of investments, as of December 31, 1997 and 1996, the related statements of operations, shareholders' equity and cash flows for the three months ended December 31, 1997, the nine months ended September 30, 1997, the years ended December 31, 1996 and 1995, and the financial highlights for the three months ended December 31, 1997. These financial statements and the financial highlights are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of American Capital Strategies, Ltd. at December 31, 1997 and 1996, and the results of its operations and its cash flows for the three months ended December 31, 1997, the nine months ended September 30, 1997, the years ended December 31, 1996 and 1995, and the financial highlights for the three months ended December 31, 1997 in conformity with generally accepted accounting principles.

                                                               Ernst & Young LLP

Washington, D.C.
February 12, 1998

--------------------------------------------------------------------------------
Corporate Information

Corporate Headquarters
----------------------
American Capital Strategies
3 Bethesda Metro Center
Suite 860
Bethesda, MD 20814
http://www.finance-company.com

Stock Exchange Listing
----------------------
American Capital Strategies is listed on the National Association of Securities Dealers (NASDAQ Symbol: ACAS). Price information for the common stock appears daily in major newspapers.

Transfer Agent and Registrar
----------------------------
Boston EquiServe, LP
150 Royall Street
Canton, MA 02021
(781) 575-2393

Financial Publications
----------------------
Shareholders may receive a copy of the 1997 Form 10-K, annual report and quarterly reports filed with the Securities and Exchange Commission in Washington, D.C., by writing to: American Capital Strategies Investor Relations Office 3 Bethesda Metro Center Suite 860 Bethesda, MD 20814

Dividend Reinvestment and
Stock Purchase Plan
-------------------
American Capital Strategies offers a dividend reinvestment plan to its shareholders. Shareholders are enrolled in the plan upon purchasing the Company's stock and must contact their broker to elect to receive dividends in cash.

Investor Inquiries
------------------
Securities analysts, portfolio managers and others seeking information about the Company's business operations and financial performance are invited to contact the Investor Relations Office at (301) 951-6122.

Auditors
--------
Ernst & Young LLP
Washington, D.C.

Legal Counsel
-------------
Arnold & Porter
Washington, D.C.

Price Range of Common Stock & Dividends
---------------------------------------
The Common Stock is quoted on NASDAQ stock market since August 29, 1997. The following table sets forth the range of high and low bid prices on the NASDAQ Stock Market for the applicable periods.

                                                                       Dividends
1997                                                   High    Low     Declared
----                                                   ----    ---     --------
Third quarter (beginning
  August 29, 1997).................................   $20.25  $18.50      --
Fourth quarter ....................................   $20.75  $16.50   $0.21

As of March 20, 1997, there were 49 shareholders of record of the common stock. Included in this number are shares held by nominees or in "street name.